

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2008

Mail Stop 7010

Via U.S. mail and facsimile @ (416) 248-2024

Mr. Michael McLaren
President
W2 Energy, Inc.
26 Densley Avenue
Toronto, Ontario M6M 2R1

Re: **W2 Energy, Inc.**
Amendment No.4 to Registration Statement on Form 10-12G/A
Filed on: April 1, 2008
File No.: 000-52277

Dear Mr. McLaren:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 3 in our letter dated March 27, 2008, and your Form 12b-25 filed March 28, 2008, which indicates your auditors have not completed their review of the financial statements for the period ended December 31, 2007. Please tell us why your auditors have not yet been able to complete their audit.

Financial Information, page 8
Liquidity and Capital Resources, page 9

2. We note your revised disclosure in response to comment 7 of our March 27, 2008 letter. Please revise the disclosure to indicate whether the company started making monthly payments of the principal and interest under the note last year in November or that you will begin making payments in November 2008. We note the current disclosure states that you will begin making monthly payments in November 2007. Please disclose the total amount outstanding under this note.

Executive Compensation, page 12
Employment Agreements with Executive Officers, page 13

3. We note your revised disclosure in response to comment 8 of our March 27, 2008 letter. Since the first quarter of 2008 is over, revise your disclosure to provide up-to-date information on the status of the employment agreements. To the extent that the company has entered into new employment agreements with Messrs. McLaren and Maruszczak, please file the new agreements as exhibits.

Certain Relationships and Related Transactions, page 14

4. Please clarify that the 52,478,333 shares held by Mr. McLaren are shares of Series A Preferred Stock and not common stock.

Description of Registrant's Securities to be Registered, page 17

5. Since it appears that Mr. McLaren holds shares of Series A Preferred Stock, please revise your disclosure to reflect the correct number of shares of the company's common stock and preferred stock that are currently outstanding. Further, please expand your discussion regarding the rights and privileges of Series A Preferred Stock in accordance with Item 202 of Regulation S-K. Your disclosure seems to address only the voting rights of the preferred stock.

Financial Statements, page F-3

6. We note your response to prior comment 12 which included a breakdown of the $15.9 million of total costs. Your breakdown includes individually material items such as bad debts, impairments and general and administrative costs. Please revise to disclose these material costs separately on the face of your income statement in accordance with Rule 5-03(b)(3) – 5-03(b)(6) of Regulation S-X.

Exhibits, page 20

7. Please revise footnotes 1 and 2 to state that the referenced exhibits have been previously filed with the Commission and remove the language about incorporation by reference since the exhibits are part of the same filing and are not being incorporated.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Melissa Rocha, Senior Staff Accountant, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Branch Chief

cc: Mr. William D. O'Neal (via facsimile @ (888) 353-8842)
        The O'Neal Law Firm, P.C.
        17100 E. Shea Boulevard
        Suite 400-D
        Fountain Hills, AZ 85268